04018238

U[illegible]ATES
[illegible]CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45497

RECEIVED FEB 27 2004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DIVERSIFIED RESOURCES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 Jefferson Boulevard
(No. and Street)

Warwick (City) RI (State) 02888 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George E. Wright (401) 941-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Muto, Vollucci & Co., Ltd.
(Name – *if individual, state last, first, middle name*)

51 Jefferson Boulevard, Suite 400, Warwick RI 02888
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George E. Wright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Diversified Resources, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member

Title

Maryann Magnan

Notary Public mce 6-12-05

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- * ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- * ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- * ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Exempt under Rule 15c-3-3(k)2(b) - No customer accounts.

Diversified Resources LLC

Financial Statements

**For the Year Ended
December 31, 2003**

Table of Contents

Muto, Vollucci & Co., Ltd.
Certified Public Accountants

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

P.O. Box 3116
One Courthouse Square
Newport, RI
02840

401/846-1800
Fax:
401/846-0994

e-mail:
mvollucci@mutovollucci.com
mmuto@mutovollucci.com

Independent Auditors' Report

George E. Wright, Member
Diversified Resources LLC
70 Jefferson Boulevard, Suite 201
Warwick, RI 02888

We have audited the accompanying balance sheet of Diversified Resources LLC as of December 31, 2003 and the related statements of changes in member's capital, income, and cash flows for the year then ended. These financial statements are the responsibility of the LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diversified Resources LLC at December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Muto, Vollucci & Co., Ltd.
MUTO, VOLLUCCI & CO., LTD.

February 25, 2004

Diversified Resources LLC
Balance Sheet
December 31, 2003

Assets

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Current assets:			
Cash	$ 43,847	$	$ 43,847
12b(1) fees receivable		6,494	6,494
Commissions receivable	86		86
Management fees receivable (Note 6)		84,156	84,156
Total current assets	43,933	90,650	134,583
Property and equipment, net (Note 3)	9,582		9,582
Other assets:			
Securities held to maturity, at cost (Note 4)	10,867	57,850	68,717
Organization costs, net of $600 in accumulated amortization	400		400
Total other assets	11,267	57,850	69,117
Total assets	$ 64,782	$148,500	$213,282

Liabilities and Member's Capital

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Current liabilities:			
Accrued expenses	$ 8,677	$	$ 8,677
Employee withholdings	1,000		1,000
Total current liabilities	9,677	0	9,677
Member's capital (Note 5)	55,105	148,500	203,605
Total liabilities and member's capital	$ 64,782	$148,500	$213,282

See independent auditors' report
and accompanying notes.

Diversified Resources LLC
Statement of Changes in Member's Capital
For the Year Ended December 31, 2003

Member's capital, beginning of the period	$136,072
Net income	190,248
Add: member's capital contributions	30,497
Less: member's distributions	153,212
Member's capital, end of the period	$203,605

See independent auditors' report and accompanying notes.

Diversified Resources LLC
Statement of Income
For the Year Ended December 31, 2003

Revenue:	
Securities commissions	$ 27,636
Management fees (Note 6)	289,641
Insurance products commissions	57,041
Dividend income	116
Other income	2,730
Total revenue	377,164
Expenses:	
Amortization	200
Automobile expenses	9,999
Charitable contributions	595
Continuing professional education	712
Depreciation	3,462
Employee benefits	1,787
Entertainment	3,967
General Insurance	400
Licenses, registrations and dues	7,237
Marketing	7,128
Member's medical benefits	8,706
Member's pension	43,723
Office expenses	11,964
Payroll	44,200
Payroll taxes	3,825
Pension contribution	9,640
Professional fees	5,516
Professional liability insurance	5,373
Rent (Note 7)	12,000
Rep commissions	846
Taxes - other	379
Telephone	2,556
Travel	592
Utilities	2,109
Total expenses	186,916
Net income	$190,248

See independent auditors' report
and accompanying notes.

Diversified Resources LLC
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities:	
Net income	$190,248
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization	200
Depreciation	3,462
Increase (decrease) in cash from changes in assets and liabilities:	
12b(1) fees receivable	(412)
Commissions receivable	(23)
Management fees receivable	(21,738)
Accrued expenses	(1,000)
Employee withholdings	172
Total adjustments	(19,339)
Net cash provided by operating activities	170,909
Cash flows from investment activities:	
Purchase of property and equipment	(3,101)
Change in securities held to maturity, at cost	(1,347)
Net cash used in investment activities	(4,448)
Net cash provided by (used in) financing activities:	
Member's distributions	(153,212)
Member's capital contribution	20,554
Net cash used in financing activities	(132,658)
Decrease in cash	33,803
Cash, beginning of the year	10,044
Cash, end of the year	$ 43,847

Supplemental Schedule of Non-Cash Investing and Financing Transactions

During 2003, the member contributed property and equipment with a net book value of $9,943.

See independent auditors' report
and accompanying notes.

Diversified Resources LLC
Notes to Financial Statements

1. Business Activity

Operated as a limited liability company organized as of the January 1, 2001 in the State of Rhode Island, the registered broker and dealer in securities limits its operations as described in SEC Rule 15c3-1(a)(2)(vi) (Subscriptions to mutual funds Firm ID No. 031346) along with placement of variable annuities and variable life insurance policies. The financial statements present a combination organization of a broker dealer and a registered investment advisor (see Note 6).

2. Summary of Significant Accounting Policies

Handling Customers' Funds

Customers' checks are made payable directly to the mutual funds ordered by the customer. The checks are promptly submitted to the mutual fund firms, i.e., not held beyond overnight, and do not enter the accounts of the LLC. The same procedure is followed with placements of variable annuities and variable life insurance policies to insurance companies.

Revenue Recognition

Commission income from securities transactions and insurance contracts is recorded on a trade date basis. Increases and decreases in market value of mutual funds held as investments are recognized as gain and loss on investment when reported.

Income Taxes

Federal income taxes are not payable by, or provided for, the LLC. The sole member is taxed individually on the LLC's earnings; accordingly, the financial statements do not contain a provision for federal and state income taxes.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Amortization

Organization costs are being amortized on a straight-line basis over 60 months starting January 1, 2001. Future amortization is as follows:

Year Ending December 31	
2004	$200
2005	$200

See independent auditors' report.

2. Summary of Significant Accounting Policies (continued)

<u>Depreciation</u>

Depreciation is computed using the straight-line method over useful lives of 5 to 7 years.

3. Property and Equipment

Property and equipment, stated at cost, consisted of the following at December 31, 2003:

Office equipment	$ 21,600
Furniture and fixtures	8,466
	30,066
Less accumulated depreciation	20,484
	$ 9,582

4. Securities Held to Maturity

	Cost	Fair Value	Unrealized Holding Losses
Common stock, with restricted endorsement, of the NASDAQ Stock Market, Inc.	$31,250	$23,153	$ 8,097
Warrants of the National Association of Securities Dealers, Inc. to purchase shares of common stock of the NASDAQ Stock Market, Inc.	26,600	17,955	8,645
Mutual funds	10,867	10,434	272
	$68,717	$51,542	$17,014

The holding losses are deemed temporary in nature.

5. Net Capital and Reserve Requirements

As a registered broker and dealer in securities, the LLC is subject to the Uniform Net Capital Rule (Rule 15c3-1), which requires that the LLC maintain minimum net capital of $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At December 31, 2003, the LLC had a net capital of $53,475, which was $48,475 in excess of its required net capital of $5,000. At December 31, 2003, the LLC's aggregate indebtedness to net capital ratio was 0.18 to 1.

6. Fee Only Services

Since 1993, Diversified Resources LLC has been a Registered Investment Advisor. The Registered Investment Advisor's purpose is to offer fee based asset management to its clients. (See Note 1)

For the period ending December 31, 2003 the LLC exclusively used SEI Investments, which offers no load mutual funds in Asset Allocation models. Clients of the LLC make their checks payable only to SEI Trust Company. The LLC does not accept checks made out to itself, nor does it accept cash.

7. Related Party Transaction

The LLC rents its office space from its member. During 2003, the LLC paid $12,000 in rent.

8. Subsequent Events

For the period January 1, 2004 to February 25, 2004, the LLC distributed $82,300 to its member.

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

Muto, Vollucci & Co., Ltd.
Certified Public Accountants

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

P.O. Box 3116
One Courthouse Square
Newport, RI
02840

401/846-1800
Fax:
401/846-0994

e-mail:
mvollucci@mutovollucci.com
mmuto@mutovollucci.com

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

George E. Wright, Member
Diversified Resources LLC
70 Jefferson Boulevard, Suite 201
Warwick, RI 02888

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying computation of net capital, computation of basic net capital requirement and computation of aggregate indebtedness (additional information) of Diversified Resources LLC as of December 31, 2003 included in the accompanying prescribed form is presented for purposes of complying with the rules and regulations of the Securities and Exchange Commission (SEC) and are not intended to be a complete presentation of the LLC member's capital and changes in member's capital and is not a required part of the basic financial statements.

Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, presents fairly, in all material respects, the computation of net capital, computation of basic net capital requirements, and computation of aggregate indebtedness, in relation to the basic financial statements taken as a whole in accordance with the requirements of the SEC, which differ from accounting principles generally accepted in the United States of America. Accordingly, this additional information in prescribed form is not designed for those who are not informed about such differences.

Muto, Vollucci & Co., Ltd.
MUTO, VOLLUCCI & CO., LTD.

February 25, 2004

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			203,605 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			203,605 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			203,605 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		-148,500 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	-148,500 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			55,105 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments		[3660]	
	B. Subordinated securities borrowings		[3670]	
	C. Trading and investment securities:			
	1. Exempted securities		[3735]	
	2. Debt securities		[3733]	
	3. Options		[3730]	
	4. Other securities		-1,630 [3734]	
	D. Undue Concentration		[3650]	
	E. Other (List)			

[3736A]	[3736B]	
[3736C]	[3736D]	
[3736E]	[3736F]	
	0 [3736]	-1,630 [3740]

10. Net Capital — 53,475 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	645 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	48,475 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	52,508 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition — 9,677 [3790]

17. Add:

A. Drafts for immediate credit — [3800]

B. Market value of securities borrowed for which no equivalent value is paid or credited — [3810]

C. Other unrecorded amounts(List)

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19.	Total aggregate indebtedness	9,677 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 18.09 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Muto, Vollucci & Co., Ltd.
Certified Public Accountants

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

P.O. Box 3116
One Courthouse Square
Newport, RI
02840

401/846-1800
Fax:
401/846-0994

e-mail:
mvollucci@mutovollucci.com
mmuto@mutovollucci.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

George E. Wright, Member
Diversified Resources LLC
70 Jefferson Boulevard, Suite 201
Warwick, RI 02888

In planning and performing our audit of the financial statements of Diversified Resources LLC for the year ended December 31, 2003, we considered its internal control structure, including, if necessary, procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the LLC in making the periodic computations of aggregate indebtedness and net capital. The LLC does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the LLC is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the LLC has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors on a financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the LLC's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

MUTO, VOLLUCCI & CO., LTD.

February 25, 2004